Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

General Parts International, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-178572, 333-155449 and 333-89154) on Form S-8 of Advance Auto Parts, Inc. of our report dated March 15, 2013, except for note 15, as to which the date is November 25, 2013, with respect to the consolidated balance sheets of General Parts International, Inc. and its subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2012, which report appears in the Form 8-K/A of Advance Auto Parts, Inc. dated November 25, 2013.

/s/ KPMG LLP

Raleigh, North Carolina
November 25, 2013